May 24, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (504) 457-6227

Ralph E. Weber
President & Chief Executive Officer
GS Financial Corp.
3798 Veterans Boulevard
Metairie, LA 70002

	Re:	GS Financial Corp.
		Form 10-K for the year ended December 31, 2004
		File No. 0-22269

Dear Mr. Weber:

      We have reviewed your filing and have the following comment. We have limited our review to the matter related to the issue raised in our comment. In our comment, we have asked you to provide us with additional information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Annual Report

Item 8 - Financial Statements and Supplementary Data

Note B - Securities - Available-for-Sale

1. In light of the significant other-than-temporary impairments charges recorded by other holders of FHLMC preferred shares and considering the market conditions surrounding those shares, please advise us of the following:

* The nature of the loss on available-for-sale securities reflected in the income statement;
* The nature of unrealized losses in available-for-sale securities reflected in other comprehensive income in 2004 and 2003;
* The nature of the loss on write-down of available-for-sale securities reflected in the statement of cash flows in 2004;
* The reasons for the change in the investment in FHLMC preferred shares between 2004 and 2003; and
* Provide any additional commentary in support of the fact that your
FHLMC preferred shares were not impaired at 12/31/03 and 12/31/04.

*    *    *    *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


Ralph E. Weber
GS Financial Corp.
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